Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

ADAM O. EMMERICH GEORGE T. CONWAY III RALPH M. LEVENE RICHARD G. MASON MICHAEL J. SEGAL	LAWRENCE S. MAKOW JEANNEMARIE O’BRIEN WAYNE M. CARLIN STEPHEN R. DiPRIMA NICHOLAS G. DEMMO

WILLIAM T. ALLEN

MICHAEL H. BYOWITZ

PETER C. CANELLOS

DAVID M. EINHORN

KENNETH B. FORREST

THEODORE GEWERTZ

MAURA R. GROSSMAN

RICHARD D. KATCHER

MEYER G. KOPLOW

DOUGLAS K. MAYER

ROBERT B. MAZUR

MARSHALL L. MILLER

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID M. MURPHY

DAVID S. NEILL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

MICHAEL W. SCHWARTZ

STEPHANIE J. SELIGMAN

ELLIOTT V. STEIN

WARREN R. STERN

PATRICIA A. VLAHAKIS

ANTE VUCIC

AMY R. WOLF

				IAN BOCZKO MATTHEW M. GUEST DAVID E. KAHAN DAVID K. LAM BENJAMIN M. ROTH	MICHAEL S. BENN SABASTIAN V. NILES ALISON ZIESKE PREISS
* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
		DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ UMUT ERGUN KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY AMANDA N. PERSAUD S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

July 7, 2016

VIA EDGAR AND FEDERAL EXPRESS
Mr. Christian N. Windsor
Special Counsel

Office of Financial Services

U.S. Securities and Exchange Commission

100 F. Street, N.W.

Washington, DC 20549

Re:                 The Bank of N.T. Butterfield & Son Limited
Draft Registration Statement on Form F-1
Submitted May 20, 2016
CIK No. 0001653242

Dear Mr. Windsor:

On behalf of The Bank of N.T. Butterfield & Son Limited, a Bermuda company (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 16, 2016 (the “Comment Letter”) relating to the above-referenced submission (the “Confidential Submission”).  The Company is concurrently confidentially submitting Amendment No.1 to the above-captioned Confidential Submission (Amendment No. 1”) via

EDGAR, and five courtesy copies of Amendment No. 1 marked to show changes to the Confidential Submission are being sent to the Staff under separate cover.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.  All page references in the responses set forth below refer to pages of Amendment No. 1.

Industry and Market Data, page iv

1.                                      The statement that you are not aware of any misstatements regarding the industry data presented in the document implies that you are not responsible for statements attributed to such data.  Remove the statements implying that you are not responsible for information that you have chosen to include in the registration statement.

Response:  In response to the Staff’s comment, page iv of Amendment No. 1 has been revised.

Risk Factors, page 27

The Bank’s credit ratings have a direct effect on its competitive position..., page 35

2.                                      Please revise to describe in greater detail:

•                  the impact that a one-notch downgrade in your credit ratings could have on your funding programs and activities, including your borrowing capacity and borrowing costs, and include quantification of the impact, as applicable;

•                  the current credit ratings of the Bank; and

•                  if material, the impact of any past ratings downgrades on your business.  In this regard, we note news reports indicating that Fitch had downgraded your long-term issuer default rating in June 2016, and Moody’s had downgraded your government-backed preferred stock rating and counterparty risk assessment ratings in May 2016.

Response:  In response to the Staff’s comment, page 35 of Amendment No. 1 has been revised.

We depend on the accuracy and completeness of information about clients..., page 40

3.                                      Revise this risk factor to disclose the extent to which you have experienced losses, or had to write down collateral, as a result of fraud or misrepresentation by clients during the reported periods.

Response:  In response to the Staff’s comment, pages 39 and 40 of Amendment No. 1 have been revised.

Failure to comply with any applicable anti-corruption legislation..., page 41

4.                                      Please revise to clarify whether you have been subject to fines or other penalties, or have suffered business or reputational harm, as a result of money laundering activities in the past.

Response:  In response to the Staff’s comment, page 41 of Amendment No. 1 has been revised.

Cautionary Note Regarding Forward-Looking Statements, page 54

5.                                      Please clarify your statement in the last paragraph that you do not undertake to update any forward-looking statements, unless it is required by applicable law.

Response:  In response to the Staff’s comment, page 55 of Amendment No. 1 has been revised.

Selected Consolidated Financial Data, page 64

Reconciliation of Non-GAAP Financial Measures, page 70

6.                                      Please revise this section and elsewhere in your document to better define and explain why the items included as part of “non-core” do not relate to operations that are central to your ongoing business activities or strategies.

Response:  In response to the Staff’s comment, pages 69, 72 and 73 of Amendment No. 1 have been revised.

7.                                      You disclose on page 70 that you calculate core net income attributable to common shareholders by adding preference dividend and guarantee fees and deducting amortization of intangible assets from core net income.  Please tell us and revise to more clearly explain why you deduct amortization of intangible assets for this measure.  Additionally, we note that in the calculation of core net income attributable to common shareholders on page 73 that it does not appear that you have deducted amortization of intangible assets.  Please revise accordingly.

Response:  In response to the Staff’s comment, page 69 of Amendment No. 1 has been revised to state that the Company does not deduct amortization of intangible assets from core net income.

8.                                      You state that in footnote (10) to the reconciliation that in 2015 you made the determination that certain available for sale securities in Guernsey and the UK should have been classified as trading securities since 2011.  Please provide us with more information about the original classification of these securities and why you believe they should have been classified as trading, especially in the light of the fact that you appeared to have held them for a number of years.  As part of your response, please tell us how you considered the guidance in ASC 320-10-35-10 and 320-10-35-12 in concluding you should not have reclassified these securities to the trading category.  Lastly, given that these appeared to have been classified in your U.S. GAAP financial statements as available for sale, tell us how you determined that this adjustment is appropriate in light of Compliance and Disclosure Interpretations Question 100.04 available on our website at http://www.sec.gov/divisions/corpfin/guidance /nongaapinterp.htm.

Response: In response to the Staff’s comment, page 73 of Amendment No. 1 has been revised.

The Company respectfully advises the Staff that in 2015, the Company determined that certain US Dollar (“USD”) denominated investments classified as available for sale (“AFS”) securities at the Company’s Guernsey and United Kingdom subsidiaries should have been classified as trading securities since such securities’ acquisition in 2011. The Company’s UK and Guernsey subsidiaries, Butterfield Bank (UK) Limited (“BBUK”) and Butterfield Bank (Guernsey) Ltd. (“BBGL”), respectively, have British pound sterling (“GBP”) functional currencies. Since 2011, these subsidiaries received a high portion of USD deposits denominated in USD, which were used to acquire USD denominated securities (the “Securities”).

Specifically, the Company’s intention for the Securities was to align total USD assets with the USD deposits such that the impact of the USD and GBP foreign exchange risk would be mitigated through the BBUK and BBGL income statements. In 2011 the Company anticipated higher than usual turnover in the USD denominated deposits, which would correspond to higher levels of trading in the Securities they fund.  In addition, no definitive USD deposit stability studies were performed which would have provided the Company with an expectation of holding duration for the Securities.

In deciding to revise the numbers in the Company’s 2015 financial statements, the Company considered ASC 320-10-25-1(a):

“Trading securities.  If a security is acquired with the intent of selling it within hours or days, the security shall be classified as trading. However, at acquisition an entity is not precluded from classifying as trading a security it plans to hold for a longer period. Classification of a security as trading is not precluded simply because the entity does not intend to sell it in the near term.”

The Company acknowledges the fact that the Securities have been held for a number of years, but respectfully submits that ASC 320-10-25-1 does not provide specific guidance as to the length of time trading securities are to be held or the definition of near term and short term. The Company understands that the Staff has stated its view that ASC 320-10-25-1 makes it clear that the FASB did not intend to limit the use of the trading category to only those securities that definitely will be sold in the near term. Companies therefore may use the trading category for any securities that are acquired that will be held for longer periods. The Company interpreted this guidance to mean that classification of a security as trading was not precluded simply because the Company did not intend to sell such security immediately. As noted above, the Company's intention and business purpose for the Securities as well as anticipated trading activity were considered in determining whether the Securities should have been classified in the trading category.

While the Company considered the guidance in ASC 320-10-35-12, it concluded this was a misclassification that occurred at the time the Securities were purchased and not a transfer between AFS and trading categories.  In the 2015 financial statements, the Company accordingly revised the 2014 comparatives, thereby removing the related amounts recorded in other comprehensive income in the income statement. Given materiality considerations, the Company concluded that the classification change was a “revision” to the prior year amount and not a “restatement.” The revision was disclosed in note 28 to the published 2015 financial statements and reflected the retrospective impact had the Securities been correctly reported as trading, and, as such, reflects the accounting results intended under ASC 320-10-35-1(a).

In 2016, the Company pursued an alternative investment strategy and took actions to divest the Company of these Securities as they introduced unintended volatility in net income. In Guernsey, for instance, the Company has sold all of the positions that were revised to be trading securities before June 30, 2016. Consequently, the Company does not expect mark to market adjustments from these securities to reoccur in the future and has determined that the volatility introduced to net income to be non-core.

Given the nature of the revision, the Company does not believe this adjustment falls within the purview of Compliance and Disclosure Interpretations Question 100.04. Moreover, gains and losses on the Securities are not directionally consistent on a year-to-year basis, and therefore are not indicative of management bias. Note (10) of the reconciliation on page 73 of Amendment No. 1 has been revised accordingly.

9.                                      Please revise the formula shown on page 73 for core net income to be D=A+B+C as opposed to the formula currently disclosed.

Response:  In response to the Staff’s comment, page 71 of Amendment No. 1 has been revised.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 76

10.                               Please provide pro forma financial statements information for the interim period in accordance with Article 11 of Regulation S-X.  Similarly revise to update your presentation of Historical Dividends on page 59, your Capitalization Table on page 60, and your Dilution Table on page 62.

Response:  The Company respectfully advises the Staff that in preparing the Registration Statement, the Company relied upon a publication developed from a meeting on November 17, 2015 by The Center for Audit Quality (“CAQ”) SEC Regulations Committee and its International Practices Task Force.  According to the publication, the Staff has indicated that a foreign private issuer that provides “more current interim financial information” that constitutes a full set of interim financial statements under either U.S. GAAP or IFRS-IASB would not need to consider such information “interim financial statements provided to meet timeliness requirements” for purposes of updating the MD&A and any pro forma information in a registration statement.  The Company has included interim financial statements as of March 31, 2016 prepared under U.S. GAAP in the Registration Statement and Amendment No. 1 because these interim financial statements were filed locally in Bermuda. The Company respectfully advises the Staff that, had these interim financial statements not been published in Bermuda, the Company would not be required to include interim financial statements in the Registration Statement prior to September 30, 2016 pursuant to Item 8.A.5 of the Instructions to Form 20-F. The Company respectfully submits to the Staff that, consistent with the CAQ publication, the Company is not required to update its pro forma financial statements or the presentation of Historical Dividends, the Capitalization Table or the Dilution Table at this time.  However, the Company undertakes to include revisions to each of these sections, and to include applicable pro forma financial statements to reflect the interim period ending on June 30, 2016 in a subsequent amendment to the Registration Statement prior to its effectiveness.

11.                               Revise to omit your adjustment 3f) on page 78, which you disclose is to eliminate the historical impairment charge recorded in the United Kingdom segment during the fiscal year ended December 31, 2015, as this adjustment does not give effect to an event that is expected to have a continuing impact.  Refer to Article 11-02(b)(6) of Regulation S-X.

Response:  In response to the Staff’s comment, page 78 of Amendment No. 1 has been revised.

Business, page 82

12.                               We note your disclosure that for the year ended December 31, 2015, you generated $379.5 million in net revenue, however, this amount does not agree to net revenue as presented on your consolidated statements of operations.  We noted similar disclosure in your graphical presentation on page 86.  Please revise your disclosure here, and elsewhere as applicable, to either reflect net revenue as presented on your consolidated statements of operations, or revise the title accordingly.

Response:  In response to the Staff’s comment, pages 80 and 83 of Amendment No. 1 have been revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 100

13.                               Please update your MD&A to include a discussion of the interim periods presented.  Refer to Item 303(b) of Regulation S-K.

Response:  The Company respectfully advises the Staff that in preparing the Registration Statement, the Company relied upon a publication developed from a meeting on November 17, 2015 by The Center for Audit Quality (“CAQ”) SEC Regulations Committee and its International Practices Task Force.  According to the publication, the Staff has indicated that a foreign private issuer that provides “more current interim financial information” that constitutes a full set of interim financial statements under either U.S. GAAP or IFRS-IASB would not need to consider such information “interim financial statements provided to meet timeliness requirements” for purposes of updating, among other things, the MD&A in a registration statement. The Company respectfully advises the Staff that, had these interim financial statements not been published in Bermuda, the Company would not be required to include interim financial statements in the Registration Statement prior to September 30, 2016 pursuant to Item 8.A.5 of the Instructions to Form 20-F. The Company respectfully submits to the Staff that, consistent with the CAQ publication, the Company is not required to update the MD&A at this time.  However, the Company undertakes to reflect a discussion of the interim period ending on June 30, 2016, in a subsequent amendment to the Registration Statement prior to its effectiveness.

2015 Overview, page 100

14.                               We note that in explaining the changes in the line items beginning at the bottom of page 101, you seem to repeatedly attribute the change to “items management considers non-core.” Please revise this section to more clearly identify and explain the underlying reasons for changes in these line items rather than simply referring to the changes as relating to non-core items.

Response:  In response to the Staff’s comment, pages 99-101 of Amendment No. 1 have been revised.

Market Environment, page 102

15.                               On page 103 you refer to signs that the Bermuda economy is on the road to recovery.  Please revise this section to expand your discussions of trends the Bermuda economy as well as the Bermuda real estate market to more clearly explain to the reader how the current state of each fits into the larger context of significant downturns in each experienced in 2008 to 2009.  Explain the extent to which each has recovered from those downturns.  Make appropriate revisions to the rest of your disclosure, including your risk factor disclosure about property values on page 28.

Response:  In response to the Staff’s comment, pages 28, 102 and 103 of Amendment No. 1 have been revised.

Consolidated Results of Operations and Discussion for Fiscal Year Ended December 31, 2015, page 106

16.                               Please relocate the various individual discussions of the non-core factors affecting the comparability of your results to be below the respective line item sections they affect.

Response:  In response to the Staff’s comment, pages 109-115 of Amendment No. 1 have been revised.

Provision for Credit Losses, page 109

17.                               Please revise this section to more clearly describe the underlying factors that led to the overall decrease in your provision for credit losses.  Identify and discuss any trends in the underlying credit quality within your various portfolios.

Response:  In response to the Staff’s comment, page 108 of Amendment No. 1 has been revised.

Non-Interest Income, page 110

18.                               We note your tabular breakdown of assets under management (AUM) between those invested in Butterfield funds and those managed for clients on a discretionary basis.  In light of your disclosure that your asset management revenues are generally based on the market value of the assets managed and the volume of transactions and fees for other services rendered, please revise to also provide a rollforward of your AUM by investment strategy that separately presents gross client inflows, gross client outflows, market appreciation/(depreciation), and foreign currency translation adjustments.

Response:  In response to the Staff’s comment, pages 110 and 111 of Amendment No. 1 have been revised to provide a discussion of key movements in the AUM balances and to provide more clarity for the reasons for the movement in asset management revenues.

The Company respectfully advises the Staff that it has not provided a detailed quantitative information in respect of the rollforward of AUM, given that asset management fees comprise less than 5% of the Company’s overall net revenue before provision for credit losses and other gains and losses and the Company believes a quantitative analysis would not be material or useful to shareholders and a qualitative discussion is easier to interpret.

Income Taxes, page 115

19.                               Please revise to more clearly explain the drivers of the change in income taxes between periods, including a reconciliation of statutory to effective tax rates for each period presented.  Quantify and more clearly explain the reasons for the changes in the valuation allowance on your deferred tax assets.  Revise to clarify which deferred tax assets are subject to the valuation allowance.  Explain the extent to which the valuation allowance relates only to your U.K. deferred tax assets.

Response:  In response to the Staff’s comment, pages 115 and 116 of Amendment No. 1 have been revised.

Credit Risk, page 164

20.                               You disclose on page 165 that loan-to-value (LTV) of the property is one of the primary factors considered in your underwriting for residential loans.  Revise this section to address the following:

•                  Provide a table of the typical LTV ratio range accepted for new residential and commercial loans.

•                  Explain the extent to which you monitor refreshed LTVs.  To the extent you do, quantify the LTV ratios as of the balance sheet dates presented by a meaningful breakdown of LTV ranges.

•                  Disclose how and when you obtain third-party appraisals, and how the appraisals impact the amount and timing of any provision or charge-off.

•                  Identify what procedures you perform between receiving updated appraisals to ensure that loan impairments can be timely recorded for collateral-dependent loans.

•                  Discuss any trends experienced in collateral values.

Response:  In response to the Staff’s comment, pages 164 and 165 of Amendment No. 1 have been revised.

Management, page 194

Board, page 194

21.                               To the extent that any director or member of senior management was selected as such pursuant to any arrangement or understanding with Carlyle, pursuant to the Investment Agreement or otherwise, please ensure that your disclosure makes that clear, as required by Item 6.A.5. of Form 20-F.

Response:  In response to the Staff’s comment, pages 194 and 195 of Amendment No. 1 have been revised.

Principal Shareholders and Selling Shareholders, page 204

22.                               For any selling shareholder that is a legal entity, please revise to disclose the natural person(s) who has voting or investment control over the securities they own.  For guidance, please refer to Compliance and Disclosure Interpretations, Regulation S-K Question 140.02 which is available on the Commission’s website.

Response:  In response to the Staff’s comment, pages 205 and 206 of Amendment No. 1 have been revised.

23.                               Please disclose whether any major shareholder has different voting rights or provide an appropriate negative statement.  See Item 7.A.1(c) of Form 20-F.

Response:  In response to the Staff’s comment, page 206 of Amendment No. 1 has been revised.

Our Relationship with the Carlyle Group and Related Party Transactions, page 207

Butterfield Asset Management, page 208

24.                               Revise this section to identify the total asset under management of the fund of funds that Butterfield Asset Management operates as a general partner for investment in Carlyle funds.

Response:  In response to the Staff’s comment, page 208 of Amendment No. 1 has been revised.

Description of Share Capital, page 210

25.                               We note your disclosure in the first paragraph on page 210 that the summaries appearing in this section “do not purport to be complete.” Please revise to clarify, if true, that you have discussed all material terms.

Response:  In response to the Staff’s comment, page 210 of Amendment No. 1 has been revised.

Lock-Up Agreements, page 233

26.                               Please disclose whether the underwriters have any present intention or understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.  Also, briefly describe the “certain exceptions” to the lock-up agreements.

Response:  In response to the Staff’s comment, pages 233, 241 and 242 of Amendment No. 1 have been revised.

Exhibit Index

27.                               Please tell us what consideration you have given to filing the following documents as exhibits to the registration statement:

•                  the contracts entered into between the company and each of Alumina Investment Management LLC and Hewlett Packard, as discussed on page 37;

•                  any agreement, arrangement or understanding with respect to your relationships with the Bank of New York Mellon and Wells Fargo, as discussed on page 37;

•                  the 2010 Omnibus Share Incentive Plan, as discussed on page 201;

•                  the agreement entered into between Butterfield Asset Management Limited and Carlyle in May 2015, as discussed on page 208; and

•                  the employment agreements with your senior management, as discussed on page 208.

Please refer to Item 601(b)(10) of Regulation S-K.

Response:  The Company respectfully advises the Staff that it gave due consideration to filing (1) the contracts between the Company and each of Alumina Investment Management LLC (“Alumina”) and Hewlett Packard (“HP”), (2) any

agreements, arrangements and understandings with the Bank of New York Mellon (“BNYM”) and Wells Fargo and (3) the referenced agreement between The Carlyle Group (“Carlyle”) and Butterfield Asset Management (collectively, the “Commercial Agreements”).  The Company concluded that the Commercial Agreements were not required to be filed as exhibits to the Registration Statement for the reasons set forth below.

Item 601(b)(10) of Regulation S-K provides that if a contract is such as ordinarily accompanies the business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed (unless it falls within one of four enumerated categories, as discussed in the paragraph below). The Company respectfully submits that each of the Commercial Agreements constitutes an agreement made in the ordinary course of the Company’s business.  As described in Amendment No. 1, the Company is an international, Bermuda-based full service community bank and wealth manager that generates its revenues from private banking services and transactions as well as trust, custody and other administration services. An ordinary component of the Company’s business, and those of similar businesses, is to (1) engage the services of investment advisors and information technology managers, (2) contract with clearing houses for U.S. dollar transactions and (3) enter into investment solicitation agreements with asset managers.

None of these ordinary course Commercial Agreements is of the type required to be filed under Item 601(b)(10)(ii), which requires that the following contracts be filed as exhibits to a registration statement: (1) contracts to which directors, officers, promoters, voting trustees, security holders named in the registration statement, or underwriters are parties; (2) contracts upon which the registrant’s business is substantially dependent; (3) contracts calling for the acquisition or sale of any property, plant or equipment for consideration exceeding 15% of the registrant’s fixed assets on a consolidated basis; and (4) material leases under which a part of the property described in the registration statement is held by the registrant.

The Commercial Agreements do not involve the acquisition or sale of assets and are not material leases.  The Company respectfully submits to the Staff that although the agreement between Butterfield Asset Management and Carlyle involves a security holder named in Amendment No. 1, this agreement need not be filed as an exhibit because, pursuant to the exception in Item 601(b)(10)(ii), it is immaterial in amount and significance.  In the Company’s 2015 fiscal year, the Company received a one-time placement fee of $0.9 million under this agreement, which represented only approximately 0.3% of the Company’s net revenue for 2015.  The agreement with Carlyle is also insignificant and immaterial as compared to the Company’s larger, international community banking and wealth management business.

The Company also respectfully submits to the Staff that its business is not substantially dependent on any of the Commercial Agreements. There are other vendors and service providers who supply similar services of similar quality that the Company, on substantially similar terms, could use interchangeably with or in place of the agreements with Alumina, HP, BNYM and Wells Fargo.  Finally, each of the Commercial Agreements involves immaterial amounts of revenue and expenses relative to the Company’s expected net revenue during the respective terms of each of the agreements, and in the Company’s 2015 fiscal year, the Company received only the one-time fee of $0.9 million noted above and paid approximately 6% of the Company’s expenses, in aggregate, in respect of the Commercial Agreements.

Based on the foregoing, the Company concluded that each of the Commercial Agreements was made in the ordinary course of business and that the Company is not substantially dependent on such agreements.  As such, the Company determined that the Commercial Agreements are not required to be filed as exhibits to Amendment No. 1.

The Company also respectfully submits to the Staff that although the employment agreements with senior management are management contracts in which named executive officers participate under Item 601(b)(10)(iii)(A), these agreements need not be filed as exhibits because, pursuant to the exception in Item 601(b)(10)(iii)(C)(5), public filing of the employment agreements is not required in the Company’s home country and such employment agreements are not otherwise publicly disclosed by the Company.  The Company has been advised by Bermuda counsel that no public filing of such employment agreements is required in Bermuda, and such agreements are not publicly available.

Finally, in response to the Staff’s comment regarding The Bank of N.T. Butterfield & Son Limited 2010 Omnibus Share Incentive Plan, the Company has filed the plan as Exhibit 10.2 to Amendment No. 1.

General

28.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company respectfully advises the Staff that it has not presented any written communications or authorized anyone to present such communications with potential investors in reliance on Section 5(d) of the Securities Act.  If the Company or anyone authorized by the Company presents such written communications in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide any such communications to the Staff as requested.

*                                                                                         *                                                                                         *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the confidential submission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the confidential submission and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1155.

Very truly yours,

/s/ Edward J. Lee

Edward J. Lee

Enclosure

cc:                                E. Barclay Simmons (The Bank of N.T. Butterfield & Son Limited)

Shaun Morris (The Bank of N.T. Butterfield & Son Limited)

John B. Meade (Davis Polk & Wardwell LLP)